UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
September 29, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Horizon Pharma plc

File No. 001-35238 - CF#35378

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   Horizon Pharma plc submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-Q filed on August 7, 2017, as amended on September 28, 2017.

   Based on representations by Horizon Pharma plc that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

      Exhibit 10.3   through July 31, 2020
      Exhibit 10.4   through October 30, 2022

   For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

      Brent J. Fields
      Secretary